

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2012

Via E-mail
Benson Tsang
Chief Financial Officer
ATA Inc.
8th Floor, Tower E
6 Gongyuan West Street
Jian Guo Men Nei
Beijing 100005, China

  Re: ATA Inc.
    Form 20-F for fiscal year ended March 31, 2011
    Filed June 15, 2011
    Response dated April 27, 2012
    File No. 001-33910

Dear Mr. Tsang:

  We have reviewed your response letter dated April 27, 2012 and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for fiscal year ended March 31, 2011

1. Please disclose the Renminbi or dollar amount secured by the registered equity pledge.

D. Risk Factors, page 5

We may lose the ability to use and enjoy assets…..page 15

2. We note the proposed disclosure provided in your response to prior comment 8 from our letter dated March 9, 2012, that "according to the call option and cooperation agreement, before ATA BVI (or a qualified entity designated by ATA BVI) has acquired all the

equity or assets of ATA Online by exercising the call option, ATA Online and its shareholders shall not sell, assign, mortgage or otherwise dispose of, or create any encumbrance on, any of its assets, operations or any legal or beneficial interests with respect to its revenues, unless [it] relates to its daily operation or has been disclosed to and agreed by ATA BVI in writing." We note that the company's PRC legal counsel has advised that these terms should be interpreted by a PRC court to preclude ATA Online from entering into voluntary liquidation without ATA BVI's consent. Further, we note Article 5 of your call option and cooperation agreement filed as Exhibit 10.12 to your Form F-1 filed on January 8, 2008 mirrors the proposed disclosure. Please tell us, in a supplemental response, what article of what PRC law, if any, may be relied upon by the PRC court to preclude ATA Online from entering into voluntary liquidation without ATA BVI's consent in applying the call option and cooperation agreement covenant "not to sell, assign, mortgage or otherwise dispose of or create any encumbrance on, any of its assets, operations or any legal or beneficiary interests…."

3. Further, tell us under what circumstances a voluntary bankruptcy would be permissible under the agreements or per a PRC court ruling potentially. We note your continued reference to the possibility of such a voluntary liquidation proceeding in your response, please specifically address whether or not an involuntary bankruptcy would potentially be interpreted by a PRC court as "relating to [the] daily operation" of the VIE, as referenced in Article 5 to the call option and cooperation agreement.

4. Please tell us generally, the governing PRC rules and articles, including the circumstances under which voluntary bankruptcies are permitted in the PRC.

5. We note your responses to prior comments 7 and 8 from our letter dated March 9, 2012, that the call option and cooperation agreement will remain effective during liquidation and Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang will remain shareholders of ATA Online during such time. Please tell us, in a supplemental response, the PRC law and corresponding article that address rejection of contracts in bankruptcy proceedings, the authority for rejection of VIE agreements specifically, the process for same, and how if at all your VIE agreements address these debtor-in-possession rights, to the extent this avenue exists in the PRC.

6. We note your response to comment 12 from our letter dated April 13, 2012, that "[i]f ATA Online undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering [your] ability to operate [your] online test preparation business." Please tell us what rights a shareholder or unrelated third party creditor may claim to some or all of the assets of ATA Online, separately, to what kinds of assets and how the bankruptcy proceedings would resolve the claims. Please tell us separately how your VIE agreements plan for the resolution of the exercise of rights the shareholders of ATA Online have, if at all. Please tell us how the process of the claim resolution of these

rights would work and what priority the shareholders of ATA Online would have and the various priorities of unrelated third party creditors.

7. Further, you state that you can take part in the liquidation procedures as a general creditor pursuant to PRC law to recover any outstanding liabilities owed by ATA Online to your wholly owned subsidiaries under the contractual arrangements. Please describe the entirety of the basis of your potential claims against the VIE in bankruptcy, including the fees, loans, rights or awards that would be considered owed to you, forming the basis of any bankruptcy claim by your wholly owned subsidiaries under the contractual arrangements. We note that fees under the technical support agreement and strategic consulting service agreement are based on actual services required by ATA Online and that during the periods presented no services were provided under these agreements. In addition, under the loan agreements you are only entitled to dividends declared by ATA Online.

8. Tell us how the equity pledge agreement and equity pledge would be treated in bankruptcy. We note your reference to the WFOE having recourse against the VIE shareholders to dispose of the pledge. However, it appears that once the VIE is in bankruptcy, the equity securing the registered pledge may not be forced into auction by PRC Property Law, but instead come under the protection of the bankruptcy proceedings. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments

Benson Tsang
ATA Inc.
May 8, 2012
Page 4

on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Tom Hall, Esq.
        O'Melveny & Myers LLP